


For the attention of Commission Staff: Please note the amendment to Schedule A of form SBSE-A filed today (3rd January 2025). This amendment is to remove Tracey McDermott as Principal and Chief Compliance Officer and adding Sadia B. Février Ricke as Principal and CCO & Thomas Kikis as a Principal.